Tianyin Pharmaceutical Co., Inc.

11th Floor, South Tower, Jinjiang Times Garden

107 Jin Li Road West

Chengdu, P. R. China, 610072

June 10, 2008

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:

Sonia Barros

Re:

Tianyin Pharmaceutical Co., Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed June 10, 2008

File No. 333-149261

Dear Ms. Barros:

We filed a Pre-Effective Amendment No. 4, to our Registration Statement on Form S-1 on June 10, 2008.  We hereby request that the Registration Statement be declared effective at 4:00 p.m., Eastern Standard Time on Friday, June 13, 2008.

We acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

•

The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

Tianyin Pharmaceutical Co., Inc.

/s/  Dr. Jiang

By: Dr. Jiang,

Chief Executive Officer, Acting Chief Financial Officer, Acting Principal Accounting Officer and Chairman